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                               June 24, 2022

       John Garcia
       Co-Chief Executive Officer
       AEA-Bridges Impact Corp.
       PO Box 1093, Boundary Hall
       Cricket Square
       Grand Cayman
       Cayman Islands KY1-1102

                                                        Re: AEA-Bridges Impact
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed June 10, 2022
                                                            File No. 333-262573

       Dear Dr. Garcia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4 filed June 10,
2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. Please also tell us whether anyone or any entity associated with
or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
 John Garcia
AEA-Bridges Impact Corp.
June 24, 2022
Page 2
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Sergio Chinos at 202-551-7844 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Garcia
                                                           Division of
Corporation Finance
Comapany NameAEA-Bridges Impact Corp.
                                                           Office of
Manufacturing
June 24, 2022 Page 2
cc:       Christian O. Nagler, Esq.
FirstName LastName